Exhibit 12.1
HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	QUARTER
	ENDED
	MARCH 31	YEARS ENDED DECEMBER 31
	2008	2007 (b)	2006 (c)	2005 (c)	2004 (c)	2003 (c)

Pre-tax income from continuing operations (net of minority interest in net income)	$81,079	$372,713	$279,756	$203,610	$148,569	$114,363

Add fixed charges computed below	28,819	129,233	100,635	77,317	74,192	68,519

Net adjustments for equity companies	(405)	(868)	(192)	96	461	1,062

Net adjustments for capitalized interest	(85)	(723)	(1,114)	(567)	(124)	14

Consolidated Earnings Available for Fixed Charges	$109,408	$500,355	$379,085	$280,456	$223,098	$183,958

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$17,120	$81,383	$60,478	$41,918	$41,057	$40,513

Interest expense capitalized	158	1,035	1,325	677	251	101

Portion of rentals (1/3) representing a reasonable approximation of the interest factor	11,541	46,815	38,832	34,722	32,884	27,905

Consolidated Fixed Charges	$28,819	$129,233	$100,635	$77,317	$74,192	$68,519

Consolidated Ratio of Earnings to Fixed Charges	3.80	3.87	3.77	3.63	3.01	2.68

(a)	Includes amortization of debt discount and expense.

(b)	Does not include interest related to FIN 48 obligations.

(c)	Pre-tax income from continuing operations (net of minority interest in net income) restated to reflect the Gas Technologies business group as a Discontinued Operation. Portion of rentals revised to include recurring short-term rentals in the Access Services business.